

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

October 28, 2009

Mr. Ira J. Lamel
Executive Vice President and Chief Financial Officer
The Hain Celestial Group, Inc.
58 South Service Road
Melville, NY 11747

> **Re: The Hain Celestial Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 9, 2009**
> **Response Letters Dated October 23, 2009 and October 27, 2009**
> **File No. 000-22818**

Dear Mr. Lamel:

This is to confirm that on October 28, 2009, we informed your counsel that we had no further comments on the above-referenced filing.

Please contact Norman Gholson at (202) 551-3237 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief